Filed pursuant to General Instruction II.L of Form F-10; File No. 333-126997

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This pricing supplement, together with the short form base shelf prospectus dated August 23, 2005 as supplemented by a prospectus supplement dated September 14, 2005, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PRICING SUPPLEMENT NO. 3 DATED NOVEMBER 30, 2005

(to a Short Form Base Shelf Prospectus dated August 23, 2005 as supplemented by a Prospectus Supplement dated September 14, 2005)

CRYSTALLEX INTERNATIONAL CORPORATION

C$6,000,000

3,163,657 Common Shares

This pricing supplement relates to 3,163,657 of our common shares issuable to Azimuth Opportunity, Ltd. (Azimuth) pursuant to the exercise by us of a draw down under the terms of our equity draw down facility.

Equity Draw Down No. 3 Set out below is a summary of the terms of the draw down notice that we issued to Azimuth on November 8, 2005:
Draw Down Amount:					C$1,000,000
Additional Purchase Amount:					C$5,000,000
Draw Down Pricing Period start date:					November 9, 2005
Number of Trading Days in Draw Down Pricing Period:					15
Draw Down Pricing Period end date:					November 29, 2005
Settlement Date:					November 30, 2005
Threshold Price:					C$1.00 per share
Discounted Percentage:					6.5%

Set out below is a summary of the number of common shares allocated for purchase by Azimuth under the terms of the equity draw down facility for each of the trading days during the draw down pricing period:

Trading Day	VWAP(1)	Purchase Price(2)	Draw Down Allocation		Additional Purchase Amount		Total Allocation
			Amount	Shares	Amount Exercised	Shares	Amount	Shares
November 9	C$1.7849	C$1.6689	C$ 66,666	39,946	C$ 166,891	100,000	C$ 233,557	139,946
November 10	C$1.7579	C$1.6436	C$ 6,667	40,561	C$ 287,630	175,000	C$ 354,297	215,561
November 11	C$1.7650	C$1.6503	C$ 6,666	40,397	C$ -	-	C$ 66,666	40,397
November 14	C$1.8160	C$1.6980	C$ 66,667	39,262	C$ 297,150	175,000	C$ 363,817	214,262
November 15	C$1.8379	C$1.7184	C$ 66,666	38,796	C$ 214,800	125,000	C$ 281,466	163,796
November 16	C$1.7984	C$1.6815	C$ 66,667	39,647	C$ 168,150	100,000	C$ 234,817	139,647
November 17	C$1.8320	C$1.7129	C$ 66,667	38,920	C$ -	-	C$ 66,667	38,920
November 18	C$1.8478	C$1.7277	C$ 66,667	38,587	C$ 43,193	25,000	C$ 109,860	63,587
November 21	C$2.0515	C$1.9182	C$ 66,666	34,755	C$ 959,100	500,000	C$ 1,025,766	534,755
November 22	C$2.1296	C$1.9912	C$ 66,667	33,481	C$ 746,700	375,000	C$ 813,367	408,481
November 23	C$2.1497	C$2.0100	C$ 66,667	33,167	C$ 452,250	225,000	C$ 518,917	258,167
November 24	C$2.0625	C$1.9284	C$ 66,667	34,571	C$ -	-	C$ 66,667	34,571
November 25	C$2.0973	C$1.9610	C$ 66,666	33,996	C$ 147,075	75,000	C$ 213,741	108,996
November 28	C$2.1907	C$2.0483	C$ 66,667	32,547	C$ 1,517,061	740,644	C$ 1,583,728	773,191
November 29	C$2.4268	C$2.2691	C$ 66,667	29,380	C$ -	-	C$ 66,667	29,380
			C$1,000,000	548,013	C$ 5,000,000	2,615,644	C$ 6,000,000	3,163,657

Notes:

(1)      VWAP for a trading day means the volume weighted average trading price (based on a trading day from 9:30 a.m. to 4:30 p.m., Toronto time) of the common shares on the trading day.

(2)      Purchase Price for a trading day means the VWAP for the trading day less the Discounted Percentage (6.5%).

The terms of the equity draw down facility are set out in a common share purchase agreement dated September 14, 2005 (purchase agreement) between us and Azimuth. Under the purchase agreement, the draw down pricing period may be any number of days agreed to by the parties (the end date will not be later than 20 consecutive trading days commencing on the draw down pricing period start date), the draw down pricing period start date will not be later than five trading days after delivery of the draw down notice and the additional dollar amount of common shares (additional purchase amount) that Crystallex may specify in a draw down notice may be an amount in excess of the draw down amount agreed to by the parties.

On September 27, 2005, we announced that, as a result of recent market activity, we had agreed with Azimuth to amend the terms of the purchase agreement as follows:

•	the minimum price (threshold price) at which Crystallex will sell common shares is C$1.00 rather than C$2.50; and
•	the maximum draw down amount for a draw down where the threshold price is $1.00 – 2.49 is as follows:

Threshold Price (C$ per share)	Maximum Draw Down Amount (C$)
1.00 – 1.24	1,000,000
1.25 – 1.49	1,500,000
1.50 – 1.74	2,000,000
1.75 – 1.99	2,500,000
2.00 – 2.24	3,000,000
2.25 – 2.49	3,500,000

The net proceeds from the issuance of the common shares pursuant to which this pricing supplement relates will be used as follows: 50% to redeem a portion of our series 2 notes due March 13, 2006 in accordance with their terms and 50% for working capital and general corporate purposes.

This pricing supplement and the material change reports dated September 15, 2005 and October 17, 2005 (which are not listed in the prospectus supplement dated September 14, 2005 and which have been filed with securities regulatory authorities in Canada) are specifically incorporated by reference in, and form an integral part of the short form base shelf prospectus dated August 23, 2005 as supplemented by a prospectus supplement dated September 14, 2005.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this pricing supplement is truthful or complete. Any representation to the contrary is an offence.

We are permitted to prepare this pricing supplement in accordance with Canadian disclosure requirements which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of U.S. companies.

Owning our securities may subject you to tax consequences both in the United States and Canada. This pricing supplement does not describe these tax consequences.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of Canada, substantially all of our directors and officers and certain of the experts named in the short form base shelf prospectus dated August 23, 2005, as supplemented by a prospectus supplement dated September 14, 2005, are residents of Canada and a substantial portion of our assets are located outside the United States.